SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTE OF THE BOARD OF DIRECTORS MEETING
HELD ON MAY 05, 2011

DATE, TIME AND LOCATION: On May 05, 2011, at 4:00 p.m. in the City and State of Rio de Janeiro.

ATTENDANCE:  The Board of Directors of TIM Participações S.A. (“Company”) at the date, time and location mentioned above, with the attendance of the majority of its effective members. Mr. Manoel Horácio Francisco da Silva, Mr.Gabriele Galateri di Genola e Suniglia, Mr. Luca Luciani, Mr. Stefano de Angelis Mr. Adhemar Gabriel Bahadian and Mr. Francesco Saverio Bruno. As set forth in paragraph 2 of article 29 of the Company By-Laws, the Members participated in the meeting in person or by means of audio-conference. Absences of Mr. Maílson Ferreira da Nóbrega, Mr. Marco Patuano and Mr. Carmelo Furci. Mr. Andrea Mangoni has been represented by its substitute Mr. Francesco Saverio Bruno. Also present Mr. Claudio Zezza, Chief Financial Officer and Investors Relation Officer and Mrs. Alessandra Catanante, General Secretary and Secretary of the Board of Directors, as well as representatives of Banco Santander (Brasil) S.A. and of the law firm Lefosse Advogados.

TABLE: Mr. Manoel Horácio Francisco da Silva – President; and Mrs. Alessandra Catanante – General Secretary.

AGENDA: (1) Resolve on the Company migration to the listing segment “Novo Mercado” of BM&F Bovespa (“Novo Mercado”), and the consequent admission of the shares issued by the Company for trading in Novo Mercado; (2) Resolve  on the proposal of conversion of all preferred shares into common shares issued by the Company in accordance with the conversion ratio to be discussed and approved in the meeting; (3) Resolve on the authorization for the Company Executive Board (Diretoria) to start the negotiations, as well as take the other necessary measures with BM&F Bovespa, the Brazilian Securities Commission – CVM, the  Securities and Exchange Commission – SEC of the United States of America and the  New York Stock Exchange - NYSE or any agencies, autarchies or third parties, in view of the Company adhesion to Novo Mercado Regulation and the execution of the Participation Agreement in Novo Mercado or any other documents deemed necessary for the admission of the Company shares for trading in Novo Mercado; (4) Authorize the publication of material fact in accordance with CVM Instruction no. 358/02, as amended; and (5) Other subjects relate to the other agenda matters or of general interest of the Company.

RESOLUTIONS: After analysis and discussion of the subjects included in the Agenda, as well as of related material, which is kept in file at the Company headquarter, the Members of the Board of Directors, aiming at the Company corporate governance improvement resolved by unanimity to: (1) approve, ad referendum of  the Extraordinary General Shareholders’ Meeting (Assembleia Geral Extraordinaria), the Company migration to Novo Mercado, and the consequent admission of the shares issued by the Company for trading in Novo Mercado, considering the Company and its shareholders best interests, specially regarding more transparency in corporate governance matters, increase of the liquidity of the securities issued by the Company and protection of the minority shareholders’ interests; (2) approve ad referendum of the General Shareholders’ Meeting  the proposal for conversion of the Company preferred shares  into common shares at the ratio of 0,8406 newly issued ordinary shares of the Company to each preferred share of the Company, which reflects the weighted average (média ponderada) of market prices of the common and preferred shares issued by the Company in the 60 days prior to, and including the day of, May 4 2011 based on the appraisal prepared by Banco Santander (Brasil) S.A., which has been hired as the Company`s financial advisor for this purpose; (3) authorize the Company Executive Board (Diretoria) to start the negotiations as well as to take all other necessary measures with BM&F Bovespa, the Brazilian Securities Commission – CVM, the Securities and Exchange Commission – SEC of the United States of America and the New York Stock Exchange - NYSE or any agencies, autarchies or third parties, in view of the Company adhesion to Novo Mercado Regulation, including the  Participation Agreement in Novo Mercado, the necessary changes in the By Laws, or any other documents deemed necessary for the admission of the Company shares for trading in Novo Mercado; (4) authorize the members of the Company Executive Board to publish material fact treating the subjects approved herein, in compliance with the provisions of CVM Instruction no. 358/02, as amended; (5) no other subject was treated by the Members of the Board of Directors.

GENERAL na CONCLUSION REMARKS (i) Regarding item (3) of the foregoing Resolutions, once the negotiation with BM&F Bovespa about the Participation Agreement in Novo Mercado and the Company By laws is concluded, the Company Board of Directors shall meet once again to call the Extraordinary General Shareholders’ Meeting to resolve on  items (1) and (2) hereof and on the proposal to alter the Company By-Laws and the Special Meeting of Preferred Shareholders (Assembleia Especial de Preferencialistas) to ratify the decision made by the Extraordinary General Shareholders’ Meeting deliberating on the foregoing matters; and
(ii)  pursuant to the terms of article 137, item I, of the Corporate Law, the shareholders of preferred shares who disagree from the resolutions to be taken at the Extraordinary General Shareholders’ meeting and at the Special Meeting of Preferred Shareholders appreciating the foregoing matters will be entitled to withdraw from the Company, at the reimburse amount to be assessed based on the net equity comprised in the last approved financial statements of the Company. The right to withdraw  may only be exercised by the dissident shareholders owners of the preferred shares issued by the Company, from the closing of the floor of May 05, 2011 up to the date of exercise of such right.

CONCLUSION: Without any other matter, the minutes were drafted, read and approved and executed by Members of the Board of Directors. Members of the Board of Directors: Mr.s Manoel Horácio Francisco da Silva, Gabriele Galateri di Genola e Suniglia, Luca Luciani, Stefano de Angelis, Francesco Saverio Bruno and Adhemar Gabriel Bahadian.

I hereby certify that this is a true and faithful version of the original which has been recorded in the Company’s corporate books.

Rio de Janeiro (RJ), May 05, 2011.

ALESSANDRA CATANANTE General Secretary and of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:May 5, 2011	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.